Malibu Minerals, Inc.

Report on the value of intangible assets relating to the acquisition of Flex Fuels Energy Limited

Prepared for

Malibu Minerals, Inc.

24 August 2007



Intangible Business Ltd
9 Maltings Place
169 Tower Bridge Road
London SE1 3LB

www.intangiblebusiness.com

Contents

Sections

List of appendices

1   Introduction and summary

Instructions

1.1   On 29 December 2006 Malibu Minerals, Inc. ("MM-Inc") acquired 15% of the issued share capital of Flex Fuels Energy Limited ("FFE") for $1,520,000 in cash. On 29 May 2007 MM-Inc completed the acquisition of 100% of FFE for 24,854,477 common stock in MM-Inc.

1.2   We have been asked by MM-Inc to give our opinion on the value of the intangible assets relating to its acquisition of FFE, at two acquisition dates, in accordance with the valuation requirements in US Generally Accepted Accounting Principles (US GAAP).

Qualifications

1.3   Intangible Business Limited ("IBL") is an independent valuation firm specialising in the valuation of intangible assets, businesses and shares, and associated business development.

1.4   IBL's professional work, covering hundreds of intangible asset valuations in many markets around the world, has been needed for the following reasons:

- Intangible asset, business and share valuations for SEC and other listed company filings. These have been prepared under both US GAAP and International Accounting Standards, audited and included in SEC and other company filings. Valuations and related analyses have also been prepared both for the Internal Revenue Service and tax payers in order to determine tax liabilities.

- Expert opinions focused on Intellectual Property ("IP") valuation to assist resolving disputes, both as expert witness, adviser and as expert determining the outcome.

- A range of brand valuation related services to help marketers better understand, communicate and manage their brands.

- A range of valuation related services to banks, private equity funds, and corporate financiers supporting sale and purchase and related financing.

Purpose of valuation

1.5   MM-Inc requires this valuation in order to comply with its reporting requirements which will be filed with the SEC under US GAAP (mainly SFAS 141). An 8-K was filed on June 4, 2007 and an amended 8-K reflecting our valuations of the acquired intangible assets and goodwill needs to be prepared and filed. Further SEC filings, in particular forms 10-Q and 10-K will also need to be prepared reflecting our valuations.

Details of the intangible assets

1.6   The acquisition of FFE occurred in two tranches detailed in an acquisition agreement between MM-Inc and FFE dated 29 December 2006. At the date of the acquisition agreement MM-Inc acquired 15% of the authorised share capital of FFE for a cash payment of $1,520,000 and agreed to acquire the remaining authorised share capital of FFE subject to certain conditions being met. This acquisition was completed on 29 May 2007 for the consideration of 24,854,477 MM-Inc common stock. In addition 16,582,621 shares of MM-Inc's common stock were placed at a price of $0.90 each, totalling $14,924,359.50 on 29 May 2007.

1.7   In the consolidated balance sheet of MM-Inc as at 31 December 2006, FFE was consolidated as a variable interest entity in accordance with FASB Interpretation 46 (Fin 46R).

1.8   The purchase price allocations for the acquisition at the two relevant dates are summarised as follows:

	29 December 2006	29 May 2007
Initial consideration in cash	1.5	
24.9m shares of MM-Inc common stock @ $0.90 each		22.4
Total	1.5	22.4
Fixed assets		
Current assets / (liabilities)	1.4	
Minority interest	(1.2)	0.8
Goodwill	1.3	21.6
Total	1.5	22.4

Standard of value

1.9   The acquired intangible assets are to be valued on the basis of a fair value, as required by US accounting standards. In the context of this report fair value is taken as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Date of valuation

1.10   The valuation dates are 29 December 2006 and 29 May 2007.

Rationale for valuation methods used

1.11   We consider the value of goodwill is arrived at by valuing the whole business and then deducting the value of the underlying net tangible and intangible assets.

1.12   There are a number of valuation methodologies used in practice for valuing businesses and intangible assets, which are grouped under the income, cost and market headings. We have considered these methodologies and concluded that our valuations should be based on all of these approaches, but with most emphasis on the income approach as it is the method most closely aligned with the future economic benefits which are derived from ownership of the intangible assets.

Information, analysis and reasoning

1.13   The information relied on has been a mixture of information maintained by FFE and market research. This has been analysed to estimate the future economic returns generated as at the point in time of the valuation date without recourse to hindsight. The key information used has been discussed and agreed with current FFE management.

Assumptions and limiting conditions

1.14   We have assumed that all relevant information has been made available to us for this report and that the information can be relied on without verification.

Valuation conclusion

1.15   The initial consideration of $1.5 million was paid in cash.

1.16   The purchase price for the FFE of $0.90 is supported by the subscription for shares on 29 May 2007 for cash of $0.90. When subscribing for the shares these investors knew that goodwill of around $23.0 million was to be acquired by the acquisition of FFE. So these investors in effect paid for the goodwill. This was an investment involving investors which did not individually own significant blocks of shares. In addition there has subsequently been a reasonably significant volume of trading in the shares at $0.90 or more.

1.17   Our valuation analysis, using the income approach, based on the assumptions provided by management provides support for fair values of FFE's goodwill at $1.3 million and $21.6 million respectively. This is critically dependent on the ability of FFE management to deliver according to plan. The assumptions relate to the future, and inevitably will not occur as predicted.

1.18   Our valuation analysis, using the market approach, using comparable multiples, production ratios and goodwill levels is broadly supportive of this level of goodwill.

1.19   Our valuation analysis, using the cost approach, indicates that the cost associated with the goodwill is relatively insignificant. However it is of little relevance as it does not reflect fully the time and the mix of inputs required to create this goodwill. So this analysis does not indicate the value of goodwill properly.

1.20   We have reviewed the components of our value analysis for intangible assets which should be separately valued as required by SFAS141. We have also enquired of management whether there are any other such assets. We consider that there are no such intangible assets. The key intangible asset relates to the ability of management to deliver this business according to its plan, but this type of intangible asset cannot be valued under SFAS141.

1.21   We therefore conclude that fair values of FFE's acquired goodwill at 29 December 2006 and 29 May 2007 were US$1.3 million and US$21.6 million respectively.

Disclaimer

1.22   This report has been prepared for MM-Inc solely for the purpose described in paragraph 1.1 above. It should not be relied on for any other purpose nor should it be relied on by any other party for any purpose whatsoever.

1.23   We are under no obligation to update this report or opinion of value for information that comes to our attention after the date of this report.

2   Qualifications

2.1   Intangible Business Limited ("IBL") was formed in 2001 as an independent valuation firm specialising in the valuation of intangible assets, businesses and shares, and associated business development.

2.2   The main individuals representing Intangible Business for this engagement are Thayne Forbes, Stuart Whitwell, Allan Caldwell and Richard Yoxon. They have many years' prior experience working on similar projects, for major accounting firms, consultancies and corporations. Their professional qualifications include Chartered Accountant, Certified Management Accountant, and Chartered Marketer. They are also members of various professional bodies including The Academy of Experts, the Society of Expert Witnesses and the Society of Expert Witnesses.

2.3   IBL's professional work has usually been needed for the following reasons:

- Brand valuations and intangible asset valuations, required by auditors and financial directors for a number of accounting related purposes.

- Expert witness opinions as litigation support for law firms, companies and individuals, specialising in intellectual property valuation.

- A range of brand valuation related services to help marketers better understand, communicate and manage their brands.

- A range of IP valuation related services to banks, private equity companies, hedge funds and corporate financiers.

2.4   For disputes IBL's representatives have generally acted as expert witness and adviser for Court proceedings both in the UK and overseas, arbitrations, other tribunals, expert determinations and mediations. They have also acted as the expert for expert determinations, and are on the panel for expert determination appointments by the President of the Institute of Chartered Accountants in England and Wales. They have given evidence in Courts as expert witnesses.

2.5   IBL has carried out many intangible asset valuation projects of varying size and complexity. The following recent assignments give an indication of relevant experience.

- Valuation of all intangible and tangible assets for use in SEC filings of a US conglomerate as a result of its joint £7.4 billion acquisition of a major wine and spirits company. The advice was required for both SFAS 141 and Fin 46(R), and included dealing with firewall arrangements required by competition authorities. Advice on impairment models used for ongoing reviews.

- Approved by The Takeover Panel in London as independent adviser on value of the proposed acquisition value of shares of a UK public company.

- Appointed by the President of the Institute of Chartered Accountants in England & Wales as Single Joint Expert for the High Court on the valuation of shares in a retail chain, for a petition for unfair prejudice.

- Share, business and intangible asset valuation for a SEC filing for a healthcare company.

- Retrospective valuations of historic acquired brands for a FTSE100 wine and spirits company under IFRS, reconciliation to US GAAP and UK GAAP. Impairment testing of goodwill and brands with indefinite lives.

- Valuation of intangible assets acquired by a travel company (listed on NASDAQ) for SEC filings under US GAAP.

- Valuation of the global wine and spirit brands of a FTSE100 UK listed company, for inclusion in its 10-K filing information under US GAAP, for a successful application to list its shares on the New York Stock Exchange. Advice on impairment models used for ongoing impairment reviews.

- Brand valuations of smart cards for London & Hong Kong Transport.

- Expert witness opinion on brand value of a global ingredient brand in apparel.

- Expert witness advice on US market analysis, business and patent valuation for a space saving device.

- Business valuation, retail analysis and strategy for independent oil company based in UK.

- Analysis of brand value for a major oil company in certain key markets.

- Brand valuation and advice on licensing for a significant UK white goods brand, for management plans.

- Valuation of goodwill and intangible asset value in leading firm of solicitors.

- Expert witness reports (for an arbitration relating to a license agreement) on the indicia of brand value in the US, UK and Japan. This included in depth forensic analysis of sales and profitability of branded goods and brand valuations at 1996 and 2002. Subsequent expert witness assessment and calculation of the losses following termination of the licence agreement.

- Valuation of international retail brand for inter group sale and accounting under International Accounting Standards.

- Expert witness for L'Oréal on marketing and brand value for proceedings brought in the High Court relating to look-alike activity for certain fragrance brands, Lancôme (Trésor and Miracle) and Cacharel (Anaïs Anaïs and NOA).

- Appointed by the President of the Institute of Chartered Accountants in England & Wales as expert to determine matters in dispute between mobile telephone operators.

- Valuation of the REALTOR brand in the US market on behalf of the National Association of Realtors.

- Evaluation of the opportunities to a Charitable Memorial Fund (for an extremely well known deceased celebrity) for licensing glassware, fine writing instruments, personal stationery, holiday ornaments and diamond jewellery in North America.

- Expert advice, to the international section of the New York branch of the US Internal Revenue Service, on the contribution of business intangibles to the value of ancillary sales for delivery services in the US, and on the commercial arrangements behind sales distribution contracts for an entertainment group.

- Expert advice, to the international section of the New York branch of the US Internal Revenue Service, on intellectual property valuation and business valuation of a major Belgium electronic connectors manufacturer.

2.6   IBL has presented on brand and intangible asset valuation in the UK and overseas with a number of organisations including IASeminars, Hawksmere, JSB training, The University of Siena, and HEC Paris. IBL has also been asked to present regularly at other conferences and events which have included: The Business Money All-Asset Finance Conference in London, and other conferences in New York, Frankfurt, Paris, and Vienna.

2.7   IBL is frequently asked for its opinion on brand valuation related issues, and is regularly featured across national, regional and trade press publications, on TV and the radio both nationally and internationally.

3 Details of the transactions

3.1 In this section we summarise a chronology of relevant events.

29 December 2006 FFE acquisition agreement

3.2 MM-Inc acquired 15% of the entire authorised share capital of FFE for a consideration of $1.52 million. The consideration was intended as initial funding to meet expenditure of setting up and establishing the business. Subject to FFE management achieving the objectives set out in the business plan by relevant milestones outlines in section 6 of the acquisition agreement and MM-Inc raising up to $15 million funding through private placement, MM-Inc agreed to purchase the remaining authorised share capital of FFE.

29 May 2007 private placement

3.3 MM-Inc raised $14.92 million through issuing a private placement of 16.6 million shares at $0.90 per share.

29 May 2007 completion of FFE acquisition of FFE

3.4 As consideration for the acquisition MM-Inc issued 24,854,477 shares of its common stock to the shareholders of FFE and provided an initial loan to FFE of $11.8 million out of the proceeds of the private placement.

Purchase consideration

Date	Transaction Details	Amount
December 29th 2006	Cash	1,520,000
May 29th 2007	24,854,477 MM-Inc shares @ $0.90 per share	22,369,029
		23,889,029

Further placement and share trading

3.5 At the date of this report MM-Inc is in process of completing a further placement of shares at $0.90 per share to raise a further $5 million.

3.6 Shares in MM-Inc have been traded on the OTC Bulletin Board (symbol MLBU) since mid June 2007 and the closing mid-market price on August 2nd was $2.37 per share. There has been a reasonably substantial volume of trading.

Fair value of the purchase consideration

3.7   MM-Inc prepares its accounts under US accounting standards, in particular SFAS
        141. We note below the following paragraphs:

> **Paragraph 20:**
>
> *"The same accounting principles shall apply in determining the cost of the assets
> acquired individually, those acquired in a group, and those acquired in a business
> combination. A cash payment by an acquiring entity shall be used to measure the
> cost of an acquired entity. Similarly, the fair values of other assets distributed as
> consideration, such as marketable securities or properties, and the fair values of
> liabilities incurred by an acquiring entity shall be used to measure the cost of an
> acquired entity."*

> **Paragraph 22:**
>
> *"The fair value of securities traded in the market is generally more clearly evident
> than the fair value of the acquired entity (paragraph 6). Thus the quoted market
> price of an equity security issued to effect a business combination should be used to
> estimate the fair value of an acquired entity after recognizing possible effect of price
> fluctuations, quantities traded, issue costs, and the like. The market price for a
> reasonable period before and after the acquisition that the terms of the acquisition
> are agreed to and announced shall be considered in determining the fair value of
> securities issued."*

3.8   This would indicate that US$0.90 of each MM-Inc's common stock is a reasonable
        measure of the fair value to be used for measuring the cost of shares in FFE.

4 Governing guidelines

SEC guidelines

4.1   We have carried out our valuations on the basis that the US Securities and Exchange Commission will require as an overriding concept that the valuations reflect underlying economic reality. Therefore the reality underlying the intangible assets should be consistently reflected in the valuations.

US accounting practice

4.2   The key US accounting standards governing the requirement for the intangible asset valuations are as follows:

- Statement of Financial Accounting Standards No. 141 - Business Combinations (SFAS 141).

- Statement of Financial Accounting Standards No. 142 - Goodwill and Other Intangible Assets (SFAS 142).

- Statement of Financial Accounting Standards No. 144 - Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144).

- Statement of Financial Accounting Standards No. 157 – Fair Value Measurements (SFAS 157).

- Statement of Financial Accounting Concepts No 5 - Recognition and Measurement in Financial Statements of Business Enterprises.

- Statement of Financial Accounting Concepts No. 7 - Using Cash Flow Information and Present Value in Accounting Measurements.

Uniform Standards of Professional Appraisal Practice

4.3   The Appraisal Standards Board (part of The Appraisal Foundation, authorised by Congress as the Source of Appraisal Standards and Appraiser Qualification) has published Uniform Standards of Professional Appraisal Practice. We have followed those standards in this report.

Other guidelines

4.4   While the effective date from which a new standard, SFAS 157, Fair Value Measurements, falls after the date of this transaction, early application of the standard is encouraged. We have therefore prepared this valuation in accordance with SFAS 157.

4.5   The American Institute of Certified Public Accountants has recently issued a new standard to its members; Statement on Standards for Valuation Services 1 - Valuation of a Business Ownership Interest, Security or Intangible Asset. The effective date for this standard also falls after the date of this transaction, although again early application is encouraged. We have reviewed this standard and have complied with its requirements in terms of the conduct of the valuation and content of this valuation report

5   Standard of value

5.1   It is necessary to consider the standard of value, and its meaning. Value can mean many different things to different people in different circumstances. There should be no misunderstanding about the meaning of value in these circumstances.

US Accounting Standards

5.2   US accounting standards generally require the standard of value to be "fair value". We set out below a discussion of fair value contained in pages 32 and 33 of "Valuing a Business – Fourth Edition – The Analysis and Appraisal of Closely Held Companies" by Shannon P. Pratt, Robert F. Reilly and Robert P. Schweihs:

"To understand what the expression fair value means, you have to know the context of its use. For certain bookkeeping applications, fair value is defined in the relevant accounting literature. In business valuation, the term fair value is usually a legally created standard of value that applies to certain specific transactions."

5.3   SFAS 157 defines fair value as follows:

"Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date"

Published guidance

5.4   This tends to imply that the discussion of fair market value contained in pages 28 and 29 of "Valuing a Business – Fourth Edition – The Analysis and Appraisal of Closely Held Companies" by Shannon P. Pratt, Robert F. Reilly and Robert P. Schweihs is relevant to the standard of value which should be used:

"In the United States, the most widely recognized and accepted standard of value related to business valuations is fair market value. With regard to business valuations, it is the standard that applies to virtually all federal and state tax matters, such as estate taxes, gift taxes, inheritance taxes, income taxes, and ad valorem taxes. It is also the legal standard of value in many other-though not all-valuation situations.

Fair market value is defined by the ASA as "the amount at which property would change hands between a willing seller and a willing buyer when neither is acting under compulsion and both have reasonable knowledge of the relevant facts" This definition comports to that found in the Internal Revenue Code and Revenue Ruling 59-60.

In most interpretations of fair market value, the willing buyer and willing seller are hypothetical persons dealing at arm's length, rather than any particular buyer or seller. In other words, a price would not be considered representative of fair market value if influenced by special motivations not characteristic of a typical buyer seller.

There is also general agreement that the definition implies that the parties have the ability as well as the willingness to buy or to sell. The market in this definition can be thought of as all the potential buyers and sellers of like businesses or practices.

The concept of fair market value also assumes prevalent economic and market conditions at the date of the particular valuation. You have probably heard someone say "I couldn't get anywhere near the value of my house if I put it on the market today" or, "The value of XYZ Company stock is really much more (or less) that the price it's selling for on the New York Stock Exchange today." The standard of value that those people have in mind is some standard other than fair market value, since the concept of fair market value means the price at which a transaction could be expected to take place under conditions existing at the valuation date.

The terms market value and cash value are frequently used interchangeably with the term fair market value. The use of these essentially synonymous standard of value terms is often influenced by the type of asset, property, or business interest subject to valuation.

In the United States, the most widely recognized and accepted standard of value related to real estate appraisals is market value. The Appraisal Foundation defines market value as follows:

> *MARKET VALUE: Market value is the major focus of most real property appraisal assignments. Both economic and legal definitions of market value have been developed and refined. A current economic definition agreed upon by agencies that regulate federal financial institutions in the United States of America is:*
>
> > *The most probable price which a property should bring in a competition and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:*
> >
> > 1. *buyer and seller are typically motivated;*
> >
> > 2. *both parties are well informed or well advised, and acting in what they consider their best interests;*
> >
> > 3. *a reasonable time is allowed for exposure in the open market;*
> >
> > 4. *payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and*

> 5. the price represents the normal consideration for the property sold
> unaffected by special or creative financing or sales concessions
> granted by anyone associated with the sale.
>
> *Substitution of another currency for United States dollars in fourth condition
> is appropriate in other countries or in reports addressed to clients from other
> countries.*
>
> *Persons performing appraisal services that may be subject to litigation are
> cautioned to seek the exact legal definition of market value in the jurisdiction
> in which the services are being performed.*
>
> *The most salient change in the above definition of market value compared
> with definitions widely accepted a few years ago is the phrase "the most
> probable price" in substitution for "the highest price".*

Conclusion

5.5 In the context of this report "fair value" is taken as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

6   General valuation methodologies

General

6.1   There are three general approaches to quantifying value, summarised as follows:

- Income (Income Based) Approach - a general way of determining a value indication of a business, business ownership interest, security, or intangible asset using one or more methods that convert anticipated economic benefits into a present single amount.

- Market (Market Based) Approach – a general way of determining a value indication of a business, business ownership interest, security, or intangible asset using one or more methods that compare the subject to similar businesses, business ownership interests, securities, or intangible assets which have been sold.

- Cost Approach – a general way of determining a value indication of an individual asset by quantifying the amount of money required to replace the future service capability of that asset.

Income Approach

6.2   The income approach is based on anticipated future returns discounted back at some appropriate discount rate to a present value. For intangible assets and businesses there are a variety of income based approaches. In economic terms the value of an asset is equal to the present value of the future returns which it is projected to generate.

6.3   Goodwill is generally taken as the value of a business less the value of its other intangible and tangible assets.

6.4   We consider the discounted cash flow method to be appropriate for valuing FFE as a whole. This method is based on estimating forecast free cash flows for FFE as a whole, which are then discounted to a present value using a required rate of return or discount rate. The discounted cash flow method is explained in Appendix 1.

Market Approach

6.5   The market based approach is based on identifying comparable transactions in the market and analysing key components or measures which drive or measure value. These can then be adjusted for any differences in circumstances and can be applied to arrive at a valuation based on market transactions.

6.6　　There are also some aspects of the market approach that can be utilised in the income approach. Data obtained in the markets might be used, for example, in arriving at sales forecasts, and discount rates.

6.7　　For these circumstances there are limitations on the availability of directly relevant market information. We have however looked for market information which is as comparable as possible to the intangible assets being valued.

6.8　　The best sources for publicly available market data generally are:

- Listed company share prices.

- Unlisted company transactions.

6.9　　Comparisons are often carried out by using ratios or multiples such as:

- By reference to a multiple of sales - sales times multiple equals value.

- By reference to a multiple of Earnings Before Interest and Tax (EBIT) - EBIT times multiple equals value.

- By reference to a multiple of Earnings Before Interest and Tax Depreciation and Amortization (EBITDA) - EBITDA times multiple equals value.

- By reference to a price earnings ratio – such as earnings per share times P/E ratio equals value per share.

Cost based approach

6.10　　There are two aspects to cost:

- Historic cost.

- Replacement cost.

6.11　　Historic cost is not generally relevant as an intangible asset valuation methodology. It can however give some background or context to value, and might give information on a past market transactions (ie cost might represent the historic exchange value of an asset in the market).

6.12　　Replacement cost can be more directly relevant. Building a comparable asset can be a relevant consideration for a buyer. A buyer can always consider building an asset as an alternative to buying it. Both of these are not particularly realistic considerations in these circumstances.

Appropriate methodology

6.13   In these circumstances, we have considered all approaches, however in our opinion the income method gives the best basis for valuing the intangible assets. It incorporates elements from the market based and cost based approaches and is therefore a rounded methodology.

6.14   We also regard market transactions of some relevance, and have looked for properly comparable transactions as a means of quantifying the value of the intangible assets. Such information is difficult to obtain because it is not generally made available by the parties to the transaction for a variety of reasons.

6.15   Cost based approaches have little relevance as FFE is a development stage company with no operating history or any material assets. A cost based valuation does not capture the opportunity value of the potential of the FFE business.

7   Overview of biodiesel market

What is biodiesel?

7.1   Biodiesel is made from oils such as rapeseed, soy, palm or jatropha and is a greener alternative to traditional diesel oil as it is renewable and CO2 emissions resulting from production and usage are offset by the CO2 absorbed during the growth cycle of the source plant material.

7.2   Biodiesel should not be confused with bioethanol, another biofuel, which is made from sugar cane, corn, wheat or biomass and is a substitute for petrol.

7.3   Biodiesel in its pure form (B100) cannot currently be used in the majority of road vehicles without modification. Instead, biodiesel is blended with traditional diesel currently at a rate of 5% (B5).

Regulatory environment

7.4   European governments are particularly supportive of biofuels because of their contribution to the reduction of greenhouse gases and dependency on fossil fuels, while helping to address the expected shortfall in diesel.

7.5   Biodiesel and other biofuels are not currently economically viable and therefore require support from Governments to encourage increased production and wider usage of these renewable alternatives to fossil fuels. In 2003, the EU set a non-mandatory blending target at 5.75% for biofuels by 2010. To achieve this target, Member States are typically incentivising the uptake of biofuels through a range of subsidies and tax breaks. As the industry develops it is expected that these tax breaks will gradually be decreased and eliminated.

7.6   According to Morgan Stanley Research[1] "continued support from farmers, environmentalists and automotive manufacturers will make a further increase in the European Commission's blending target from 5.75% to 10% more than likely."

---

[1] Morgan Stanley Research Europe, European Biodiesel, July 27 2006

7.7   The UK Government initially attempted to stimulate demand through duty exemption of 20p per litre for biodiesel on a fossil fuels take of 47p per litre. However this initiative had little impact resulting in the introduction of the Renewable Transport Fuels Obligation (RTFO) as of April 2008. RTO requires all suppliers of transport fuels to do one of three things:

- Sell a given amount of renewable transport fuel each year, by blending a percentage rising to 5% of biodiesel into their fossil diesel. Suppliers will receive certificates according to the quantity sold.

- Trade certificates from other suppliers also under the RTFO.

- Pay a 'buy-out' price of £0.15/litre. The inclusion of a 'buy-out' effectively caps the cost of the scheme for the supplier and therefore for the motorist.

7.8   RTFO targets are as follows:

RTFO Targets

	Diesel Consumption (million tons)	Target*	Biodiesel ** (million tons)
2008/9	21.8	2.5%	0.5
2009/10	22.2	3.75%	0.8
2010/11	22.1	5.0%	1.1

*) By volume
**) Assuming only biodiesel is used to meet the target
Source: UK Department for Transport

Supply and demand

7.9   According to Morgan Stanley Research "The EU's current blending rate target of 5.75% by 2010 and possibly 10% by 2015 will grow the industry from ~€2.5 billion in 2005 to €16-17 billion by 2015, we estimate."



Expecting strong growth in demand

e = Morgan Stanley Research estimates
Source: Company data, Morgan Stanley Research

7.10   Although strong growth in demand is expected, it is likely to be matched by a growth in supply as the barriers to entry are limited and could well result in over supply driving down prices, margins and profits for all but the most efficient producers.   The technology for biodiesel production is established and capital expenditure requirements are low (€15-€16 million for a 100,000 tonne / year crush plant and €15-€17 million for a 100,000 tonne / year refinery according to Morgan Stanley Research).

7.11   There is a view that the growth in demand for biodiesel, stimulated by government incentives, will outpace the growth in supply at least until 2020 (see chart below). In these circumstances suppliers should be able to sell all of their production and achieve respectable margins.



Biodiesel Shortage



- UK 2010 biofuel requirement >2.1 million tonnes

Flex Fuels Energy Presentation Q1 2007

Critical success factors

7.12 Due to the low barriers to entry, the biodiesel market is likely to become extremely competitive with only the most efficient producers able to survive in the medium/long-term. The following critical success factors are considered:

- "**Consistent product quality**: The ability to produce consistently in line with the required technical standards of EN14214 is key. For oil majors, biodiesel constitutes only a small portion of their final fuel costs, but blending out-of-spec biodiesel could cause serious damage to the oil major's reputation. Therefore, they require consistent and secure supply from their biodiesel suppliers. Rapeseed-based biodiesel (RME) has the best technical qualities and is considered a premium product, while biodiesel from other vegetable oils or animal fats (FAME) is priced at a discount.

- **Off-take agreements with oil majors**: The key buyers in this industry will be the oil majors. Customer lock-in is a function of mutual trust and quality assurance, and depends on the fact that the use of additives is specific to a particular combination of diesel and biodiesel.

- **Feedstock flexibility**: The ability to use a mix of feedstock can reduce production costs significantly, because vegetable oils differ significantly in price. Some producers are expected to use winter and summer 'cocktails', with different feedstock mix to guarantee minimum technical properties to the biodiesel.

- **Economies of scale in feedstock sourcing**: Even more important than feedstock flexibility is the ability to secure feedstock at competitive prices. This can be done by avoiding making purchases on the spot 'paper' market from the large agricultural conglomerates (Rotterdam is the main market in Europe), and by purchasing large quantities such as entire vessels' cargoes.

- **Partnering with the right technology provider**: It takes 15-18 months from order to commissioning a biofuel plant, so it is important to rely on trusted technology partners who can offer turn-key services. One of these is Lurgi, the main large-scale provider of biofuels plants in Europe, with 80% market share in Germany and 60% in Europe, and a solid track record in project management and delivery. FFE is currently in discussions with Lurgi to commission their crush plant.

- **Vertical integration into oil crushing**: One way to secure low feedstock costs is to add crushing capabilities, and to purchase seeds rather than oil. This allows a reduction in feedstock costs by up to 30%. Examples of companies that use this approach are EOP, Biodiesel, D1 Oils and GATE.

- **Plant location**: Plants need to be close to where the feedstock is sourced, and possibly located close to where the end customers (refiners) blend. Typical good locations are next to rivers, ports and oil refineries.

- **Economies of scale in production**: We estimate that 5% of production costs are fixed, mainly personnel and depreciation, hence average plant size has increased from 10,000-40,000 tonnes/year to 200,000 tonnes/year which, we think, is a size beyond which diseconomies of scale such as waste water treatment start to become significant. Both Biopetrol Industries and Biofuels Corp. plan to operate plants around 200,000 tonnes/year"2.

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[2] Morgan Stanley Research report on European Biodiesel July 27 2006

8   Valuations of FFE

Income methodology

8.1   We have estimated a value of the company's business as $24.5 million, based on discounted cashflow forecasts and assumptions outlined below.

FFE forecasts and assumptions

8.2   Our valuation calculations are based on forecasts prepared by FFE. It is apparent that these financial forecasts are at an early stage of development and are therefore open to significant change.

8.3   FFE's earnings potential identified in the financial forecasts is highly dependent on a number of key assumptions, in particular:

- Raising the funds necessary to finance the construction of a solvent extraction plant and a refinery.

- Obtaining planning permission and completing plant construction on time and on budget.

- Continuation of favourable government legislation to ensure demand for an otherwise uneconomical commodity.

- Ability of FFE management to sell the tonnage produced in the face of possible overcapacity in the market.

- Volatility of prices of both biodiesel and oilseed rape ("OSR").

- Ability to secure sufficient supply of OSR of an appropriate quality.

Sources of information

8.4   During the course of our work, we visited the FFE facilities in Cardiff We reviewed the plans for the development of the business with FFE management including:

- Gordon Ewart   Managing Director

- Jon Penton   Director – Trading

- Lestyn Morgan   Director – Refineries

- Mark Paulson   Director – Farming & Crush

- Paul Gothard   Chief Financial Officer

Additional value

8.5   The Board of FFE is considering several medium term initiatives to further develop
        the business which may add significant future value. These have not been
        considered in the valuation. They include:

   •   A possible additional site for crushing and refining OSR.

   •   Possible construction and commercial exploitation of a biomass power
           plant.

Market Methodology

Comparable listed companies

8.6   The table below presents an analysis of the multiples of listed comparables:

Company	Country	Currency	Share Price @ 29/05/07 LCU	Market Cap (LCU millions)	Debt (LCU millions)	Enterprise Value	2010e Sales (LCU millions) *	EV / 2010e Sales	2010e EBITDA (LCU millions) *	EV / 2010e EBITDA
Biofuels Corp	UK	GPB	0.12	5.8	97.1	102.9	128.0	0.8	13.0	7.9
Biopetrol Industries	Germany	EURO	6.3	232.4	70.6	302.9	538.0	0.6	79.0	3.8
D1 Oils	UK	GPB	163.0	100.3	-	100.3	285.0	0.4	24.0	4.2
EOP Biodiesel	Germany	EURO	8.2	45.3	11.1	56.3	96.0	0.6	6.0	9.4

Average EV / 2010e	0.6	6.3
Market Cap weighted-averageEV / 2010e	0.6	5.2
FFE 2010e ($ millions)	140.5	17.4
Implied EV Average Multiple ($ millions)	**81.0**	**110.4**
Implied EV Weighted-average Multiple ($ millions)	**80.3**	**90.7**

   * Morgan Stanley Research Estimates

8.7   The multiples analysis suggests a valuation range of $80 million to $110 million for
        FFE. However, as these companies are already operational it would be reasonable
        to assume that a valuation of FFE should be discounted by comparison.

Other market methods

8.8   In a research report[3] on the biodiesel sector, KBC Peel Hunt recommends valuing
        biodiesel companies on the basis of capacity:

        *"There is now a substantial group of quoted companies in the Bio-Fuels space. Few
        of these have substantial trading records hence their earnings multiples are based on
        projections totally dependent on the assumptions and these differ from broker to
        broker…To make an investment decision based on forecasts with such little track
        record and so many complex drivers, whilst ignoring the fundamental economics of
        capital cost and capacity built seems mildly heroic."*

---

[3] KBC Peel Hunt, Alternative Energy Research, Bio-diesel Sector, 16 November 2006.

*"An Enterprise Value per tonne of capacity approach has key merit of enabling
simplistic cross-sector comparisons and can be justified by the plant being fairly
standardised (notwithstanding Biofuels Corp's problems). That is not to say that all
companies should trade at the same value, differences will be merited by the
management team, track record and market position. But in many cases these have
not been proven."*

8.9   FFE planned refining capacity will be a minimum of 100,000 tonnes per annum
        though a constructing a refinery with up to 200,000 tonnes per annum is being
        discussed. For the purposes of this analysis, the minimum expected capacity will be
        applied. The table below present the range of enterprise values ("EV") for FFE on a
        'per tonne of capacity' basis:

Company / Average	EV / Tonne ($)	Implied FFE EV ($'m)
D1 Oils	492	49
Europe Average	630	63
Global Average	577	58

*Source: KBC Peel Hunt, Alternative Energy
Report, Bio-Diesel sector, November 16 2006*

8.10   The range of values on a 'per tonne of capacity' basis for FFE is $49 million to $63
        million. D1 Oils is based in the UK and is the most vertically integrated company in
        KBC's analysis, and is therefore the most comparable to FFE's business.

8.11   While KBC's analysis provides a useful 'rule of thumb' and further corroborative
        evidence of value, it is indirectly derived from share valuations calculated using
        earnings multiples and DCF models. Further, this approach ignores capital cost, the
        impact of aggregate market capacity and the level of vertical integration on the value
        per tonne of capacity.

8.12   BP has invested £32m in a joint venture with D1 Oils, to plant jatropha trees, a source
        of vegetable oil for use in biodiesel. This suggests that at least one of the oil majors
        sees a significant future in the biofuels market.

Comparable values of goodwill

8.13   As FFE is a development stage company with few tangible assets and no material
        intangible assets the majority of the acquisition price is a considered as goodwill.
        Goodwill on acquisition at 29 December 2006 and 29 May 2007 has been calculated
        at $1,303,172 and $21,594,587 respectively.

8.14   Given that goodwill represents 96% of the purchase consideration, it is necessary to contemplate the reason for investing such a large amount over net asset value for a company with a limited operating history.

8.15   We have examined the net asset value, enterprise value and implied goodwill of listed comparables, set out in the table below. These give an implied goodwill in the range of 28% to 52% of enterprise value. To compare to FFE, we have projected net asset and enterprise values in 2010 (the first year in which the company will be fully operational) which gives an implied goodwill of only 23% giving some comparison:

Company	Country	Currency	Share Price @ 29/05/07 LCU	Market Cap (LCU millions)	Debt (LCU millions)	Enterprise Value	NAV	NAV / EV	Implied Goodwill %
Biofuels Corp	UK	GPB	0.12	5.8	97.1	102.9	50.5	49%	51%
Biopetrol Industries	Germany	EURO	6.3	232.4	70.6	302.9	146.8	48%	52%
D1 Oils	UK	GPB	163.0	100.3	-	100.3	61.6	61%	39%
EOP Biodiesel	Germany	EURO	8.2	45.3	11.1	56.3	40.6	72%	28%

Average	58%	42%
Weighted-Average	53%	47%

Comparable Transactions

8.16   In March 2007, Med-Tech Solutions Inc. acquired 15% of the share capital of the Four Rivers Bioenergy Company Inc. for $2 million, with an agreement to acquire the remaining 85% in exchange for 40.665 million shares in Med-Tech. On the same date, Med-Tech placed 5.7 million new shares with investors at a price of $0.40 per share. At this price, the cost of the 100% investment in Four Rivers would be $18.3 million.

8.17   Four Rivers is planning to construct and manage seed processing and refining facilities to produce biodiesel and ethanol in Kentucky, USA, but no data is publicly available indicating the planned scale of operations.

8.18   We conclude that investors are prepared to invest similar amounts to the $24 million paid for FFE, for similar start ups in the biofuels industry.

8.19   Systems Management Solutions Inc. acquired SMS Envirofuels Inc., based in Texas, in April 2005. SMS Envirofuels had a biodiesel production plant with an annual capacity of 3 million US gallons of B100 biodiesel and potential annual revenues of $6.3 million at 2005 prices, to a single distributor in the Dallas / Fort Worth area. The purchase consideration was 1.444 million shares in SMS Inc. and was accounted for using the pooling of interests method.[4]

8.20   At an estimated $0.80 - $1.00 per share market price at the date of acquisition[5], the total consideration was in the range $1.2 million - $1.4 million. The production

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[4] Business Wire and SMS 8-K filing with the SEC
[5] Based on a chart of stock prices on the OTC website

capacity is equivalent to around 10,200 tonnes, giving a price per tonne of capacity of $110 - $140. With a planned production capacity of 100,000 tonnes, the equivalent price for FFE would be between $11 million - $14 million, when the production capacity was already on stream.

8.21   In May 2007, Pure Biofuels announced a binding letter of intent to purchase the biofuel production business of Interpacific Oil SAC in Peru. The business produces 7.2 million US gallons per annum (24,500 tonnes) and the purchase price is $6.3 million. This is equivalent to $257 per tonne of capacity. At this price, FFE would be valued at around $26 million.

8.22   These two transactions are of limited value as comparators to the FFE transaction for a number of reasons:

- They are both already operational as biodiesel production facilities and therefore lower risk than a start-up such as FFE.

- They operate in markets that are very different to that anticipated in the UK market in two years time, i.e. in the US and Peruvian markets.

- They operate at a very much reduced scale, between one tenth and one quarter of that planned for FFE.

Cost methodology

8.23   At 29 May 2007 the balance sheet of FFE had a net asset value of $935,352. As a recently formed business the book values of tangible assets are reasonably current.

8.24   On a cost basis, the management time required to put together the plan and to commence the project would not be significant compared with the value of the opportunity. However it is more relevant to consider the effectiveness of the time taken and the incentivisation of management through share ownership. In addition there is a financing element, the terms of which have so far supported the goodwill value.

8.25   Since the motivation for acquisition is to invest in a newly developed market and a management team to exploit this opportunity, analysis on a cost basis does not reflect a fair value of FFE.

9   Acquired intangible assets

9.1   Goodwill arising from acquisition falls under SFAS141 – Business combinations, and is defined as follows in paragraph 43:

> *'The excess of the cost of the acquired entity over the net amounts assigned to assets acquired and liabilities assumed shall be recognised as an asset referred to as goodwill. An acquired intangible asset that does not meet the criteria in paragraph 39 shall be included in the amount recognized as goodwill.'*

Intangible Assets

9.2   Paragraph 39 in SFAS 141 covers the criteria for recognition of intangible assets:

> *'An intangible asset shall be recognised as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognised as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset or liability. For the purposes of this statement, an assembled workforce shall not be recognised as an intangible asset apart from goodwill. Appendix A provides additional guidance relating to the recognition of acquired intangible assets apart from goodwill, including an illustrative list of intangible assets that meet recognition criteria in this paragraph'*

9.3   The guidance in Appendix A of SFAS 141 classify potential intangible assets into five broad groups:

- Marketing-related intangible assets

- Customer-related intangibles

- Artistic-related intangibles

- Contract-based intangibles

- Technology-based intangibles

Marketing-related intangible assets

9.4   The marketing related intangibles listed in Appendix A are:

- Trademarks, tradenames

- Service marks, collective marks, certification marks

- Trade dress (unique color, shape, or package design)

- Newspaper mastheads

- Internet domain names

- Noncompetition agreements

9.5   FFE management have confirmed that there are no significant marketing-related intangible assets.

9.6   Flex Fuels Energy was not a registered trademark at the time of acquisition, nor had any applications been made by FFE for trademarks. Flex fuels is a generic term for the renewable energy category and may therefore be difficult to register as a trademark in its own right, though it may be possible to do so as a specific visual representation. FFE has not yet begun trading and therefore the tradename has not attained any value through usage and wider awareness. It does have a visual look and feel incorporating a green and yellow flame but this does not yet have any significant value. No other marketing-related intangibles were identified in the course of our work.

9.7   As a result, we conclude that at the time of acquisition FFE's marketing intangibles had little or no material value.

Customer-related intangibles

9.8   The customer related intangibles listed in Appendix A are:

- Customer lists

- Order or production backlog

- Customer contracts and related customer relationships

- Noncontractual customer relationships

9.9   As a development stage company, FFE does not yet have any customers and therefore no customer related intangibles.

Artistic-related intangibles

9.10   The artistic related intangibles listed in Appendix A are:

- Plays, operas, ballets

- Books, magazines, newspapers, other literary works

- Musical works such as compositions, song lyrics, advertising jingles

- Pictures, photographs

- Video and audiovisual material, including motion pictures, music videos, television programs

9.11   FFE does not have any artistic-related intangibles.

Contract-based intangible assets

9.12   The contract based intangibles listed in Appendix A are:

- Licensing, royalty, standstill agreements

- Advertising, construction, management, service or supply contracts

- Lease agreements

- Construction permits

- Franchise agreements

- Operating and broadcast rights

- Use rights such as drilling, water, air, mineral, timber cutting, and route authorities

- Servicing contracts such as mortgage servicing contracts

- Employment contracts

9.13   At the date of acquisition FFE did not have any material recognisable contract-based intangibles. The memorandum of understanding with the Association of British ports to lease the Cardiff Docks site provides exclusivity to negotiate an agreement within 90 days and an option to take up the agreed lease within 12 months. However without planning permission and PPC (Planning, Prevention and Control) permits, the memorandum of understanding does not have a material value.

9.14   Cardiff County Council has responded positively to FFE's proposal to construct the crush plant, solvent extraction plant and refinery, planning permission has not yet been granted.

9.15   FFE has a heads of agreement with Centaur Grain Marketing Limited and a letter of intent from Arkady Feed (UK) Limited to supply OSR and other crops. However, both relate to the intent of both parties to negotiate a supply agreement without any binding commitment.

9.16   Employment contracts with key personnel cannot be considered apart from goodwill as discussed in paragraph 39 of SFAS 141.

9.17   Therefore there are no recognisable

Technology-based intangible assets

9.18   The contract based intangibles listed in Appendix A are:

- Patented technology

- Computer software and mask works

- Unpatented technology

- Databases, including title plants

- Trade secrets, such as secret formulas, processes, recipes

9.19   FFE has not started production, is outsourcing construction and technology used is established. Consequently, no recognisable technology-based intangibles assets were acquired.

Goodwill

9.20   The value of unallocated goodwill is the excess of cost over the fair value of acquired
        net tangible assets of goodwill is as follows:

Purchase Price Allocation

	29 December 2006 $'s	29 May 2007 $'s
Consideration	1,520,000	22,369,029
Net tangible assets	1,445,519	
Minority interest	(1,228,691)	774,442
Unallocated goodwill	1,303,172	21,594,587
Recognisable intangible assets		
Marketing - related	0	0
Customer - related	0	0
Artistic - related	0	0
Contract - based	0	0
Technology - based	0	0
Residual goodwill	1,303,172	21,594,587

10 Valuation summary

Objective

10.1 The purpose of this report is to give our opinion on the value of the acquired intangible assets of FFE in accordance with US Generally Accepted Accounting Principles (US GAAP). In particular, we have been asked to apply the provisions of SFAS 141 (Business Combinations) relating to the valuation of the intangible assets as at the acquisition dates of 29 December 2006 and 29 May 2007.

Share subscription

10.2 The purchase price for the FFE of $0.90 is supported by the subscription for shares on 29 May 2007 for cash of $0.90. When subscribing for the shares these investors knew that goodwill of around $23 million was to be acquired by the acquisition of Flex Fuels. So these investors in effect paid for the goodwill.

10.3 It is also worth noting that the private placement offering that took place on the same day as the acquisition of FFE was oversubscribed, and a further placement raising another $5 million at $0.90 per share has been made. Furthermore, on 20 June 2007, three weeks after the acquisition, MM-Inc's shares opened at $2.00 on their first day of trading on the market, an increase of 122% over the private placement share offer and the value of the shares issued to acquire FFE. Significant volumes of shares have been traded and on 23 July 2007 MM-Inc's shares were priced at $2.37.

Purchase price allocation

10.4 The management of FFE provided us with a purchase price allocation based upon the financial statements of FFE at the dates of acquisition.

10.5 We did not undertake an audit of the financial statements of FFE and assume no responsibility for that information.

Valuation analyses

10.6 Our valuation analysis, using the income approach, based on the assumptions provided by management, provides support for fair values of FFE's goodwill at $1.3 million and $21.6 million. This is critically dependent on the ability of FFE management to deliver according to plan. The assumptions relate to the future, and inevitably will not occur as predicted.

10.7 Our valuation analysis, using the market approach, using comparable multiples, production ratios and goodwill levels is broadly supportive of this level of goodwill.

10.8   Our valuation analysis, using the cost approach, indicates that the costs associated with the goodwill are relatively insignificant. However this is of little relevance as it does not reflect fully the time and the mix of inputs required to create this goodwill. So this analysis does not reliably indicate the value of goodwill.

10.9   We have reviewed the components of our value analysis for intangible assets which should be separately valued as required by SFAS141. We have also enquired of management whether there are any other such assets. We consider that there are no such intangible assets. The key intangible asset relates to the ability of management to deliver this business according to its plan, but this type of intangible asset cannot be valued under SFAS141.

10.10   We therefore conclude that fair values of FFE's acquired goodwill at 29 December 2006 and 29 May 2007 were US$1.3 million and US$21.6 million respectively.

11   Signed certification

11.1   I certify to the best of our knowledge and belief:

- The statements of fact contained in this report are true and correct.

- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, unbiased professional analyses, opinions, and conclusions.

- I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest with respect to the parties involved.

- I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

- My engagement in this assignment was not contingent upon developing or reporting predetermined results.

- My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favours the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

- My analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice.

- Significant professional assistance to the person signing this report was only provided by representatives of Intangible Business Limited.

11.2   I am under no obligation to update this report or opinion of value for information that comes to our attention after the date of this report.

Signed…………………………………………….……

Thayne Forbes

Intangible Business Limited